EXHIBIT (h)(13)(ii)

NEUBERGER BERMAN EQUITY FUNDS
CLASS E

ADMINISTRATION AGREEMENT
SCHEDULE A

Class E of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman Equity Income Fund
Neuberger Berman Genesis Fund
Neuberger Berman International Equity Fund
Neuberger Berman Large Cap Value Fund
Neuberger Berman Multi-Cap Opportunities Fund
Neuberger Berman Real Estate Fund
Neuberger Berman Sustainable Equity Fund

Date: August 13, 2023

NEUBERGER BERMAN EQUITY FUNDS
CLASS E

ADMINISTRATION AGREEMENT
SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Funds Class E Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.00% per annum of the average daily net assets of Class E of each Series;
(2)
For the services provided to Class E of a Series and its shareholders (including amounts paid to third parties), 0.00% per annum of the average daily net assets of Class E of said Series; plus in each case

(3)
Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those  Trustees who are not interested persons of the Trust or of Neuberger Berman Investment Advisers LLC, and periodic reports to the Board of Trustees on actual expenses.

Date: July 2, 2021